UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Terminations of Forward Purchase Agreements

On April 26, 2023, two days prior to closing of the business combination transaction (the “Business Combination”) involving Zapp Electric Vehicles Group Limited (“Zapp EV”), Zapp Electric Vehicles Limited (“Zapp”), Zapp Electric Vehicles, Inc. (“Merger Sub”) and CIIG Capital Partners II, Inc. (“CIIG II”), as disclosed in Zapp EV’s report on Form 6-K dated April 28, 2023, Zapp EV and CIIG II (each a “Counterparty”) jointly entered into separate agreements with each of ACM ARRT I LLC and CFPA Holdings LLC–Zapp RS (each a “Seller”) for OTC Equity Prepaid Forward Transactions (each a “Forward Purchase Agreement”, and together, the “Forward Purchase Agreements”). The terms and conditions of the Forward Purchase Agreements were disclosed in Zapp EV’s report on Form 6-K dated April 26, 2023, which is incorporated herein by reference (including Exhibit 99.1 thereto), as well as in CIIG II’s report on Form 8-K filed on the same date. Capitalised terms in this report shall have the meanings ascribed to them in the Forward Purchase Agreements. The primary purpose of entering into the Forward Purchase Agreements was to help ensure the consummation of the Business Combination. Upon the consummation of the Business Combination, CIIG II became a wholly owned subsidiary of Zapp EV.

On August 23, 2023, Seller CFPA Holdings LLC– Zapp RS delivered a notice to Counterparty Zapp EV asserting that a Registration Failure had occurred in respect of Counterparty under the parties’ respective Forward Purchase Agreement and designating a Valuation Date of August 24, 2023. On November 22, 2023, CFPA Holdings LLC– Zapp RS delivered a further notice to Counterparty Zapp EV stating that the Valuation Period under the parties’ respective Forward Purchase Agreement had concluded, that the Forward Purchase Agreement had terminated, and that, based on the average daily VWAP of Counterparty’s shares on the Nasdaq Global Market over the Valuation Period, “neither the Seller nor the Counterparty shall be liable to the other party for any payment of any Settlement Amount” under the agreement.

On January 23, 2024, Seller ACM ARRT I LLC and Counterparty Zapp EV terminated their respective Forward Purchase Agreement by mutual agreement. Neither party shall have any further obligation to the other.

Accordingly, the Forward Purchase Agreements are both terminated.

No Offer or Solicitation

This Form 6-K is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Zapp EV or any of its affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this Form 6-K have not been reviewed by any regulatory authority in any jurisdiction.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include Zapp EV’s ability to regain and maintain compliance with Nasdaq’s rules for continued listing of its shares, the concomitant risk that its shares may be delisted by Nasdaq, market and business conditions, and other risks detailed from time to time in the company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the company’s current expectations and assumptions and speak only as of the date of this Form 6-K. Zapp EV does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Form of Forward Purchase Agreement (incorporated by reference to Exhibit 99.1 to Zapp Electric Vehicles Group Limited's Form 6-K (File No. 333-268857), filed with the SEC on April 26, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: January 24, 2024	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer